Exhibit 99.1

Sun Life Financial Reports Results of Conversion Privilege of Class A Non-Cumulative Rate Reset Preferred Shares Series 8R

TORONTO, June 19, 2015 /CNW/ - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life Financial") today announced that 6,007,314 of its 11,200,000 Class A Non-cumulative Rate Reset Preferred Shares Series 8R (the "Series 8R Shares") have been elected for conversion on June 30, 2015, on a one-for-one basis, into Class A Non-cumulative Floating Rate Preferred Shares Series 9QR (the "Series 9QR Shares"). Consequently, on June 30, 2015, Sun Life Financial will have 5,192,686 Series 8R Shares and 6,007,314 Series 9QR Shares issued and outstanding. The Series 8R Shares and Series 9QR Shares will be listed on the Toronto Stock Exchange under the symbols SLF.PR.G and SLF.PR.J, respectively.

Subject to regulatory approval, Sun Life Financial may redeem the Series 8R Shares and the Series 9QR Shares in whole or in part on June 30, 2020 and on the 30th of June every five years thereafter.

The Series 8R Shares and the Series 9QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United Sates.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2015, the Sun Life Financial group of companies had total assets under management of $813 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars except as otherwise noted.

SOURCE Sun Life Financial Inc. - Financial News

%CIK: 0001097362

For further information: Media Relations Contact: Gannon Loftus, Manager, Media & PR, Corporate Communications, T. 416-979-6345, gannon.loftus@sunlife.com; Investor Relations Contact: Greg Dilworth, Vice-President, Investor Relations, T. 416-979-4198, investor.relations@sunlife.com

CO: Sun Life Financial Inc. - Financial News

CNW 14:00e 19-JUN-15